UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 4

TO

ANNUAL REPORT

of

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Senen T. Mangalile

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the

Securities and Exchange Commission be sent to:

Felipe Duque, Esq.

Allen Overy Shearman Sterling (Asia) Pte. Ltd.

2 Central Boulevard

#45-01 West Tower

IOI Central Boulevard Towers

Singapore 018916

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of the Philippines’ (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2024 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 99.E – Description of the Republic of the Philippines

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of the Philippines has duly caused this Amendment No. 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manila, Republic of the Philippines on the 16th day of June 2026.

REPUBLIC OF THE PHILIPPINES

By	/s/ Sharon P. Almanza
Sharon P. Almanza Treasurer of the Philippines

EXHIBIT INDEX

Exhibit	Description

99.E:	Description of the Republic of the Philippines

4